555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM & WATKINS LLP

FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
[redacted]	Singapore
	[redacted].C.

March 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the <u>"Exchange Act")</u>

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Acquisition of ITS Corporation and Disposal of Air Filtration Systems, dated March 1, 2007
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated February 28, 2007
- Regulatory Announcement – Offer Update on Analex Corporation, dated February 28, 2007
- Regulatory Announcement – Voting Rights and Capital, dated February 27, 2007
- Regulatory Announcement – Resignation of Glenn Youngkin as a Non-Executive Director, dated February 8, 2007
- Regulatory Announcement – Voting Rights and Capital, dated January 31, 2007

dlw 3/12

- Regulatory Announcement – Acquisition of Analex Corporation for $173m, dated January 22, 2007

- Regulatory Announcement – Voting Rights and Capital, dated January 19, 2007

- Regulatory Announcement – QinetiQ Appointed Preferred Bidder for Government's DTR Programme, dated January 17, 2007

- Regulatory Announcement – Purchase of ordinary shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated January 9, 2007

- Regulatory Announcement – Voting Rights and Capital, dated December 22, 2006

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition of ITS Corp
Released	07:02 01-Mar-07
Number	1031S

RNS Number:1031S
QinetiQ Group plc
01 March 2007

QinetiQ Group plc

1 March 2007

Acquisition of ITS Corporation and disposal of Air Filtration Systems

QinetiQ Group plc announces today that QinetiQ North America Operations LLC has agreed to purchase ITS Corporation ("ITS"), a leading provider of IT services and solutions to the US government and its agencies, for up to $90.0m. QinetiQ has also sold its Air Filtration Systems, Inc. subsidiary ("AFS") to Donaldson, Inc. for $39.0m. The transactions are in line with QinetiQ's strategy to grow its North American operations and to dispose of businesses that are non-core to the Group.

Acquisition of ITS Corporation

The acquisition of ITS will be settled for an initial cash consideration of $80.0m and is expected to complete by the end of April 2007. The agreement to purchase ITS includes an additional deferred payment of $10.0m based on the achievement of certain short-term performance milestones.

ITS Corporation is a privately-held US company, 25% owned by senior managers and 75% owned by US private equity firm Riordan Lewis and Haden. The company specialises in providing IT systems, business process management and operational support to federal government customers including the US Army, Navy and Department of Homeland Security.

ITS brings to the QinetiQ Group a number of significant government-wide acquisition contracts (GWACs) including the General Services Administration's Answer and Millenia contracts. It also broadens the Group's customer base, bringing a range of longstanding customer relationships with the likes of the US intelligence community and a variety of agencies and departments within the Navy and Army.

Approximately 90% of ITS's 700 employees work on customer sites and over 60% have security clearances. The addition of this skilled, security-cleared workforce provides significant competitive advantage in its clearance-required business, and enhances QinetiQ Group's operational capabilities in North America.

ITS had revenues of $77.5m for the 12 months ended 31 December 2006, EBITDA of $6.4m, and reported operating profit of $6.0m, after charging $1.2m of

non-recurring costs related to acquisitions completed in late 2005. ITS had gross assets of $58.5m at 31 December 2006. Approximately 90% of its revenue is derived from prime contracts.

Disposal of Air Filtration Systems, Inc.

Based in St Charles, Missouri, AFS is an industry leader in the design, development and manufacture of high performance engine inlet barrier filtration systems used in commercial and military propulsion systems, holding a strong position on US Army aircraft. In the year to 31 December 2006, AFS had total sales of $17.6m.

QinetiQ is selling AFS because it provides limited cross-selling opportunities within the Group, and because it is now ready for expansion into established civilian markets where AFS will benefit from the synergy with an established supplier into those markets. The transaction will be settled in cash and the proceeds used to reduce Group debt.

Commenting on the transactions, QinetiQ's chief executive officer Graham Love said: "Today's announcements demonstrate our determination to deliver shareholder value both by growing our North American base and by realising value from our businesses at an appropriate stage in their development."

He continued: "ITS is an important addition to the QinetiQ North America business. The company has established relationships with 25 federal agencies built over a period of more than 30 years and its capabilities will broaden our existing service offerings, allowing us to bid for a wider range of significant opportunities in US defence and security markets. In addition, ITS operates through a variety of large contract vehicles which should prove beneficial to all of the QinetiQ Group."

(Ends)

For further information please contact:

Graham Love, Chief Executive: +44 (0) 1252 392000
Doug Webb: Chief Financial Officer: +44 (0) 1252 392000

Nicky Louth-Davies, QinetiQ press office: +44 (0)1252 392809; +44 (0)7795290593
David Bishop, QinetiQ press office: +44 (0)1252 394573; +44 (0)7920 108675
Adrian Colman, QinetiQ investor relations:+44 (0)1252 395366; +44 (0)7740 432699

About ITS

- ITS (www.itscorporation.com) is a registered international company with 700 employees, headquartered in Oxnard, California. ITS provides award-winning IT and engineering solutions to the U.S. military, intelligence and homeland security agencies, and other agencies of the Federal government.

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	12:18 28-Feb-07
Number	0333S

RNS Number:0333S
QinetiQ Group plc
28 February 2007

QinetiQ Group plc
28 February 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 27 February 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 23 February 2007, held through the Trustee:

	Number of Dividend Shares acquired on 23 February 2007*	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Doug Webb	6	619,044
Persons Discharging Managerial		
Responsibility Lynton		
Boardman	5	857,625
Andrew Sleigh	6	1,899,773

* The Dividend Shares were acquired at 199.25 pence per share.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

28 February 2007
END

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Offer Update on Analex Corp
Released	07:00 28-Feb-07
Number	9862R

RNS Number:9862R
QinetiQ Group plc
28 February 2007

QinetiQ Group plc
28 February 2007

QINETIQ GROUP PLC EXTENDS CASH TENDER OFFER FOR ALL ISSUED AND OUTSTANDING SHARES OF ANALEX CORPORATION

On January 22, 2007, QinetiQ Group plc ("QinetiQ") announced it had signed an agreement to acquire Analex Corporation ("Analex") and on January 30, 2007 initiated a recommended cash tender offer for all issued and outstanding shares of common stock, par value $0.02 per share ("the Shares") of Analex at $3.70 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes ("the Offer").

QinetiQ announces that as of midnight on February 26, 2007, approximately 6,541,676 Shares had been tendered and not withdrawn, representing approximately 15.85% of Analex's Shares issued and outstanding and issuable upon conversion of warrants, preferred stock and convertible notes. In addition, a group of Analex's major stockholders has pledged to tender a number of Shares issuable upon conversion of warrants, preferred stock and convertible notes equal to approximately 59% of Analex's Shares issued and outstanding and issuable upon conversion of warrants, preferred stock and convertible notes.

QinetiQ also announces today that Apollo Merger Sub Inc., an indirect wholly owned subsidiary of QinetiQ (the "Purchaser"), has extended the expiration date of the Offer until midnight, New York City time, on March 12, 2007. QinetiQ confirms that the Offer has been extended because, as expected, certain US regulatory conditions necessary for the consummation of the pending acquisition have not yet been satisfied so that it cannot yet complete its Offer. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Offer has expired as of February 14, 2007. QinetiQ continues to expect to be able to complete its Offer in March 2007, pending receipt of the remaining regulatory clearances.

ENDS

Legal Statements

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated January 30, 2007, the Letter of Transmittal, as amended, and related materials may be obtained free of charge by directing such requests to MacKenzie Partners, Inc.,

105 Madison Avenue, New York, NY 10016, or by calling MacKenzie Partners, Inc. toll free at (800) 322-2885.

Investors and stockholders of Analex should read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission ("SEC") because they contain important information about the tender offer. Investors and stockholders of Analex may obtain these and other documents filed by QinetiQ, the Purchaser and Analex for free from the SEC's web site at www.sec.gov.

About Analex Corporation

Analex (www.analex.com) specialises in providing intelligence, systems engineering and security services in support of US security. Analex focuses on developing innovative technical approaches for the intelligence community, analysing and supporting defence systems, designing, developing and testing aerospace systems and providing a full range of security support services to the US government. The company's stock trades on the American Stock Exchange under the symbol NLX.

Disclaimers

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning QinetiQ Group plc, QinetiQ North America Operations LLC and Analex Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied; changes in both companies' businesses during the period between now and the closing of the acquisition; the ability to retain key management and technical personnel of Analex and other risks described in Analex's report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005. Analex and QinetiQ are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For further information please contact:

Graham Love, Chief Executive: +44 (0) 1252 392000
Doug Webb, Chief Financial Officer: +44 (0) 1252 392000

Nicky Louth-Davies, QinetiQ press office: +44 (0)1252 392809; +44 (0)7795290593
David Bishop, QinetiQ press office: +44 (0)1252 394573; +44 (0)7920 108675
Adrian Colman, QinetiQ investor relations: +44 (0)1252 395366; +44 (0)7740 432699

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	12:21 27-Feb-07
Number	9429R

RNS Number:9429R
QinetiQ Group plc
27 February 2007

QinetiQ Group plc
27 February 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital
In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 659,996,669 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 659,996,669.

The above figure of 659,996,669 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Directorate Change
Released	17:23 08-Feb-07
Number	9841Q

RNS Number:9841Q
QinetiQ Group plc
08 February 2007

QinetiQ Group plc
Thursday 8 February 2007

RESIGNATION OF GLENN YOUNGKIN AS A NON-EXECUTIVE DIRECTOR

QinetiQ Group plc, the international defence and security technology company, today announces the resignation of Glenn Youngkin as a non-executive director in connection with Carlyle's announcement of its intention to sell down its shareholding in QinetiQ. Mr Youngkin's resignation will take place with immediate effect.

Mr Youngkin, managing director, The Carlyle Group said: "I have greatly enjoyed working with the outstanding team at QinetiQ and am very proud of the company and its excellent performance since 2003. The company is now very well positioned in the defence and security technology market, both in the UK and the US, and I am certain it will continue to excel for the benefit of its shareholders. It has been a privilege to have been a part of this success story."

Graham Love, chief executive of QinetiQ said: "We thank Glenn Youngkin and the Carlyle team for their support, guidance and industry expertise over the past years. Their input has been instrumental in the evolution of our business, and we particularly value their contribution to growing our business in the US through acquisition, a strategy which we continue today."

- ends -

For further information please contact:

Nicky Louth-Davies, QinetiQ press office +44 (0)1252 392809

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	13:53 31-Jan-07
Number	4667Q

RNS Number:4667Q
QinetiQ Group plc
31 January 2007

QinetiQ Group plc
31 January 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital
In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 659,854,272 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 659,854,272. The above figure of 659,854,272 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Analex Corporation
Released	07:01 22-Jan-07
Number	8818P

RNS Number:8818P
QinetiQ Group plc
22 January 2007

QinetiQ Group plc

22 January 2007

Acquisition of Analex Corporation for $173m

QinetiQ Group plc announces today that it has signed a definitive merger agreement to acquire Analex Corporation ("Analex"), continuing the execution of its strategy to grow its North American operations. Under the terms of the agreement, which is conditional upon regulatory clearance in the United States, QinetiQ will offer to acquire all of the outstanding shares of Analex for $3.70 per share, or an aggregate equity price of approximately $173m. The consideration will be paid in cash from existing banking facilities and the transaction is expected to complete in March 2007.

Analex is a US public listed company (American Stock Exchange: NLX). Holders of approximately 58.8 per cent of the fully diluted equity of Analex have agreed to tender their shares in the offer and to vote in favour of the definitive merger agreement and against any other transactions, subject to the provisions of the agreement.

Headquartered in Fairfax, Virginia, with 11 locations around the US, Analex is a leading provider of high technology professional services and solutions, principally to the US Government and its agencies. Analex specialises in providing innovative information technology, aerospace engineering and security and intelligence support services for defence, intelligence and space programmes.

Analex provides QinetiQ with new customers and contract opportunities as well as broadening the range of service offerings to the existing customer base of the Group. Principal customers include the US Missile Defense Agency (MDA), US Army, US Navy, DARPA, and NASA. Analex is also well positioned with intelligence customers some of which it has worked with for more than 20 years.

Analex employs approximately 1,100 people, most of whom have security clearances. The addition of this skilled workforce with security clearances significantly enhances the Group's operational capabilities in North America. Approximately 70 per cent of Analex personnel work on customer sites and around half of its workforce is located in the Washington, D.C. area.

Analex had revenues of $150.3m for the 12 months ended 30 September 2006, EBITDA of $14.5m, and profit before amortisation of acquired intangible assets,

interest and tax of $13.6m. At 30 September 2006 the business had gross assets of $123.1m and a total contract backlog of $413.0m, of which $56.0m was funded.

Approximately 80 per cent of its revenue is derived from prime contracts, with a broad mix by contract types (60:40 firm fixed price/time and materials versus cost reimbursement).

Commenting on the agreement, QinetiQ's chief executive officer Graham Love said: "Analex promises to be an excellent addition to the QinetiQ North America business profile, providing important new customer relationships within the US security agencies, the Department of Defense and NASA as well as broadening our existing service offerings. Having recently secured a number of new contracts, Analex offers growth and margin prospects consistent with expectations for QinetiQ's existing North American business and we expect the acquisition to be immediately earnings enhancing for QinetiQ."

He continued: "Analex will further enhance QinetiQ North America's position to be able to bid for a wider range of significant opportunities in the defence and security market place in North America."

(Ends)

A teleconference for analysts and investors will be hosted by Graham Love, QinetiQ's chief executive officer and Doug Webb, chief financial officer, at 9: 30am on Monday 22nd January 2007. Please call +44 (0)20 7070 5465 to attend, quoting 'QinetiQ' as the password.

Legal Statements

A TENDER OFFER FOR THE OUTSTANDING SHARES OF ANALEX CORPORATION COMMON STOCK HAS NOT YET COMMENCED. IF A TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF ANALEX CORPORATION SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF ANALEX CORPORATION CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF ANALEX CORPORATION MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING ANALEX CORPORATION WHEN THE DOCUMENTS BECOME AVAILABLE.

Forward-Looking Statements

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning QinetiQ Group plc, QinetiQ North America Operations, LLC and Analex Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied; changes in both companies' businesses during the period between now and the closing of the acquisition; the ability to retain key management and technical personnel of Analex and other risks described in Analex's report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2005. Analex and QinetiQ are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For further information please contact:

Graham Love, Chief Executive: +44 (0) 1252 392000
Doug Webb: Chief Financial Officer +44 (0) 1252 392000

Nicky Louth-Davies, QinetiQ press office: +44 (0)1252 392809; +44 (0)7795290593
Chris Moseley, QinetiQ press office: +44 (0)1252 395559; +44 (0)7941 126064
Adrian Colman, QinetiQ Investor Relations:+44 (0)1252 395366; +44 (0)7740 432699
Notes for Editors:

- QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology company that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has over 11,400 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products, managed services and licences to government and commercial customers in a spectrum of defence, security and other commercial markets, and by creating technology based ventures.

- In February 2006, QinetiQ Group plc was listed on the London Stock Exchange (main market). In the year to 31 March 2006, QinetiQ delivered a 37.6 per cent rise in underlying operating profit to £90.7m on turnover which rose by 22.9 per cent to £1,051.7m.

- QinetiQ is organised into three operating sectors: Defence & Technology represents QinetiQ's core UK-based defence business that provides research-based technology solutions and managed services into the UK's armed forces. Security & Dual Use draws from QinetiQ's broad inventory of defence-related intellectual property to develop commercially viable products and services. QinetiQ North America delivers technology services, systems engineering and technical assistance (SETA) and IT services.

- QinetiQ has made several European acquisitions including the businesses of HVR Consulting Services Ltd and Verhaert Design and Development NV (renamed Verhaert Space NV). It has also acquired a number of US based businesses that complement its core capabilities which include: Westar Aerospace & Defense Group Inc, Foster-Miller Inc and Apogen Technologies Inc. These businesses have subsequently made further acquisitions to date that include Planning Systems Inc, SimAuthor Inc and Ocean Systems Engineering Corp.

About Analex

Analex (www.analex.com) specialises in providing intelligence, systems engineering and security services in support of US security. Analex focuses on developing innovative technical approaches for the intelligence community, analysing and supporting defence systems, designing, developing and testing aerospace systems and providing a full range of security support services to the US government. The company's stock trades on the American Stock Exchange under the symbol NLX.

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	13:06 19-Jan-07
Number	8335P

RNS Number:8335P
QinetiQ Group plc
19 January 2007

QinetiQ Group plc
19 January 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, the Company is required to notify the market of the following:

The Company's capital consists of 659,779,384 ordinary shares with voting rights. None of these ordinary shares in held in Treasury.

Therefore the total number of voting rights in the Company is 659,779,384.

The above figure of 659,779,384 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Preferred bidder for DTR
Released	12:44 17-Jan-07
Number	6749P

RNS Number:6749P
QinetiQ Group plc
17 January 2007

Wednesday 17 January 2007

QinetiQ appointed preferred bidder for Government's DTR programme

QinetiQ Group plc, a leading international defence and security technology company, announces that Metrix, a joint venture between QinetiQ and Land Securities Trillium, the UK's leading property outsourcing specialist, has been appointed preferred bidder on Package One and provisional preferred bidder on Package Two under the Government's Defence Training Rationalisation (DTR) programme.

The consortium will now work with the Ministry of Defence over the next 12-18 months to finalise the details of the contracts.

The DTR comprises two packages. Package One primarily comprises technical training, including aeronautical engineering and communications and information systems. Package Two incorporates logistics, joint personnel administration, security, languages, intelligence and photography as well as supply training.

Commenting on the announcement Graham Love, chief executive of QinetiQ, said: "We are delighted that Metrix has been appointed as preferred bidder for the MOD's DTR programme. DTR and the Metrix solution provide the chance to make a step change in training delivery, supported by a bespoke environment for training our armed forces for the 21st century. We look forward to working closely with the MOD over the coming months to achieve financial close."

- ends -

A teleconference for analysts and investors will be hosted by Doug Webb, QinetiQ's chief financial officer, at 4:00pm on Wednesday 17th January 2007. Please call +44 (0)20 7070 5465 to attend, quoting 'QinetiQ' as the password.

For further information please contact:

Metrix press office	+44 (0)20 7861 3193
Adrian Colman, QinetiQ Investor Relations	(d) +44 (0)1252 395366 (m) +44 (0)7740 432699

About Metrix

Metrix is a consortium of world-leading organisations, each with a track record

of delivery in their respective fields. It is a 50/50 joint venture between QinetiQ and Land Securities Trillium. Other consortium members are AgustaWestland, City and Guilds, Dalkia, EDS, Laing O'Rourke, Nord Anglia, Open University, Raytheon, Serco and Sodexho.

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	17:25 09-Jan-07
Number	2547P

RNS Number:2547P
QinetiQ Group plc
09 January 2007

QinetiQ Group plc

9 January 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 8 January 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 23 August 2006 and the Trustee notified the Company on 9 January 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 9 January 2007, in each case, held through the Trustee:

	Number of Dividend Shares acquired on 23 August 2006	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors			
Doug Webb	7	84	618,957
Persons Discharging Managerial Responsibility			
Lynton Boardman	6	66	857,554
Andrew Sleigh	7	84	2,787,858

* The Number of Shares acquired includes 63 Partnership Shares (except for Lynton Boardman which includes 50 Partnership Shares) acquired at 198.25 pence and 21 Matching Shares (except for Lynton Boardman which includes 16 Matching Shares) awarded at 198.25 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

9 January 2007
END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Voting Rights and Capital
Released	11:12 22-Dec-06
Number	5738O

RNS Number:5738O
QinetiQ Group plc
22 December 2006

QinetiQ Group plc
22 December 2006

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, the Company is required to notify the market of the following:

The Company's capital consists of 659,639,785 ordinary shares with voting rights. None of these ordinary shares in held in Treasury.

Therefore the total number of voting rights in the Company is 659,639,785. The above figure of 659,639,785 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

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